Exhibit 12.1
SELECT INCOME REIT
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings of an investee	$66,764	$116,665	$75,419	$105,983	$92,662
Fixed charges	92,870	82,620	73,885	12,974	13,763
Adjusted earnings	$159,634	$199,285	$149,304	$118,957	$106,425

Fixed charges:
Interest expense (including net amortization of debt issuance costs, premiums and discounts)	$92,870	$82,620	$73,885	$12,974	$13,763

Ratio of Earnings to Fixed Charges	1.7x	2.4x	2.0x	9.2x	7.7x